April 16, 2024

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of International Corporate Finance

100 F Street, NE

Washington, D.C. 20549-3628

Attention: Ms. Kelsey Glover; Mr. Michael Coco

Re:	Republic of Turkey
Registration Statement under Schedule B
Filed December 11, 2023
Amended April 1, 2024
File No. 333-275976

Form 18-K for Fiscal Year Ended December 31, 2022
Filed September 22, 2023
Amended February 15, 2024, March 21, 2024 and March 29, 2024
File No. 033-37817

Dear Mr. Coco:

On behalf of the Republic of Turkey (the “Republic”), we are responding to the letter of the Staff of the Division of Corporation Finance (the “Staff”), dated April 8, 2024, regarding the above-referenced Registration Statement under Schedule B (the “Registration Statement”) and Annual Report on Form 18-K for the fiscal year ended December 31, 2022, as amended (the “Form 18-K”) of the Republic.

Exhibit D to the Form 18-K has been revised in accordance with the Staff’s comments and is being filed simultaneously herewith, as part of an Amendment to the Form 18-K (the “Amended Form 18-K”).

For ease of reference, the Staff’s comments are reproduced below in bold italics, followed by the Republic’s responses.

Amended Registration Statement under Schedule B

Annual Report on Form 18-K/A, Exhibit 99.D

Political Conditions, page 6

1.

We note your response to our prior comment 5 and additional disclosure provided in the Recent Developments and Summary section of Exhibit D-3 to Form 18-K/A filed with the SEC on March 29, 2024. Please supplement your disclosure to account for the local elections that took place on March 31, 2024.

Arnold & Porter Kaye Scholer LLP

250 West 55th Street | New York, NY 10019-9710 | www.arnoldporter.com

Ms. Kelsey Glover; Mr. Michael Coco

April 16, 2024

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see page 4 of Exhibit D-4 to the Amended Form 18-K.

Energy, page 97

2.

We note your response to our prior comment 13 and supplemental explanatory information. Please revise your disclosure on page 97 to clarify that “energy resources” refers solely to crude oil and natural gas reserves.

The Republic has revised its disclosure in accordance with the Staff’s comment. Please see page 97 of Exhibit D-4 to the Amended Form 18-K.

* * * * *

Should you or any member of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, please contact the undersigned at (212) 836-8861 or Christopher.Peterson@arnoldporter.com.

Very truly yours,
/s/ Christopher P. Peterson
Christopher P. Peterson
Arnold & Porter Kaye Scholer LLP

cc:	Yiğit Korkmaz YAŞAR, Ministry of Treasury and Finance, Republic of Turkey

Zeynep BOGA, Ministry of Treasury and Finance, Republic of Turkey